Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: August 25, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following news release was issued by Wachovia and SouthTrust

Press Release Aug. 25, 2004

WACHOVIA AND SOUTHTRUST REACH AGREEMENT WITH THE DEPARTMENT

OF JUSTICE TO DIVEST 18 BRANCHES

CHARLOTTE, N.C., AND BIRMINGHAM, ALA.—Wachovia Corporation (NYSE: WB) and SouthTrust Corporation (NASDAQ: SOTR) announced today that they have reached an agreement with the Department of Justice to sell a total of 18 SouthTrust financial centers—three in Georgia and 15 in Florida—totaling approximately $600 million in deposits. This agreement relates to the proposed SouthTrust/Wachovia merger that was announced June 21, 2004.

“We value the employees, customers and the communities served by the 18 financial centers that are being sold as part of the merger review process for the proposed merger, and we are dedicated to finding buyers that share that commitment,” said Ben Jenkins, president of Wachovia’s General Banking Group.

“Although buyers have not yet been identified, a condition of our contract with any buyer will be that the acquiring company offer positions to the employees of divesting financial centers,” said Tom Coley, vice chairman, SouthTrust Corp. “We can assure you that we are confident that customers will experience little or no disruption as a result of this transition.”

All sales will include deposits, loans and related premises and equipment, and will be contingent upon completion of the Wachovia and SouthTrust merger. The companies are seeking proposals from qualified financial services institutions to purchase the financial centers. Once buyer(s) are identified and enter into the appropriate agreements, customers will begin to receive information about the transition process. Customers do not need to do anything at this time.

As previously announced, Frank Schmidt, SouthTrust Bank vice chairman, and David Carroll, Wachovia senior executive vice president, are co-leading the integration of the two companies. SouthTrust’s Lachelle Koon and Wachovia’s Steve Boehm are managing the Merger Project Office, a team focused solely on executing a successful merger integration.

SouthTrust financial centers being divested are as follows:

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Market	Financial Center Name	Address
Augusta, Ga.	Belair Road	404 S. Belair Rd.
	Daniel Village	3007 Pine Needle Rd.
	Peach Orchard	2756 Peach Orchard Rd.

Deland, Fla.	Spring Garden	900 N. Spring Garden Ave.

Jacksonville, Fla.	103rd St.	6477 103rd St.
	Fleming at Eagle Harbor	5000-70 Hwy. 17 S.
	Loretto Rd.	11683 San Jose Blvd.
	Mandarin	9716 San Jose Blvd.
	Merrill Rd.	9125 Merrill Rd.
	Orange Park	311 Wells Crossing Blvd.
	Ponta Vedra	500 A1a N.
	San Jose	6450 Old St. Augustine Rd.
	San Pablo	14420 Beach Blvd.

Lakeland, Fla.	Combee	435 S. Combee Rd.
	Interstate	4012 Lakeland Hills Blvd.
	Lakeland City Center	402 S. Kentucky Ave.
	Scott Lake	1011 E. County Line Rd. 54
	South Lakeland	4421 S. Florida Ave.

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers throughout the East Coast and the nation, with assets of $418.4 billion, market capitalization of $58.3 billion and stockholders’ equity of $32.6 billion at June 30, 2004. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 12 million client relationships (including households and businesses), primarily in 11 East Coast states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, serves clients in 49 states. Global services are provided through 32 international offices. Online banking and brokerage products and services also are available through Wachovia.com.

SouthTrust Corporation (www.southtrust.com) is a $52.9 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 736 banking and loan offices and 890 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. SouthTrust is a

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Forbes Platinum 400 company that trades on the NASDAQ Stock Market under the symbol SOTR. The company is listed on the S&P 500 index and the Keefe, Bruyette & Woods BKX Index.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC, containing a joint proxy statement/prospectus of Wachovia and SouthTrust, and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings.” You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust,” then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Investors seeking further information should contact Wachovia Investor Relations: Alice Lehman at 704-374-4139; or SouthTrust Investor Relations: Bill Prater at 205-254-5187. Media seeking further information should contact SouthTrust Corporate Communications: David M. Oliver at 205-254-5523, or dial 205-254-5130 and ask to speak to a media relations representative; or Wachovia Corporate Communications: Christy Phillips at 704-383-8178 or Sarah Greene at 704-383-7157. Parties interested in acquiring the divesting financial centers can contact UBS Securities LLC: Oliver Sarkozy, Eric Warmstein or James Spencer at 212-821-3000.

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The following was made available to SouthTrust and Wachovia employees

DATE:	Aug. 25, 2004
TO:	General Bank Leaders
FROM:	Frank Schmidt and David Carroll, co-heads of merger integration
RE:	Segment Banking Executives for New Company

We are pleased to announce our General Bank segment banking executives, which will be effective upon completion of the proposed SouthTrust/Wachovia merger, which is expected to close in the fourth quarter of this year. These executives provide a centralized, consistent approach to business planning, develop and drive strategies, and set goals and budgets across the entire service territory. These leaders also support the local market leaders in meeting their aggressive business goals and ensuring execution.

We are confident that these leaders will help us achieve our goal of being the most trusted and admired company in the financial services industry.

Retail Banking Executives, led by Cece Sutton

Northern Banking Group

•	Atlantic Banking Group: Donna Dieterle
•	Carolinas Banking Group: Susan Sherrill
•	PennDel and Mid-Atlantic Banking Groups: George Swygert

Southern Banking Group

•	Alabama Banking Group: (North) Mike Donnelly; (South) Scott Coble
•	Florida Banking Group: Jim Foley
•	Georgia Banking Group: Michelle Lee
•	Texas Banking Group: Kathryn Dinkin

Business Banking Executives, led by David Pope

Northern Banking Group

•	Atlantic Banking Group: Brian Clark
•	Carolinas Banking Group: Julia Wellborn
•	Mid-Atlantic Banking Group: David Camden
•	PennDel Banking Group: Marino Santarelli

Southern Banking Group

•	Florida Banking Group: Gary Klein
•	Georgia and Alabama Banking Groups: Open
•	Texas Banking Group: Open (to be filled in 2005)

Community Banking Executives, led by Bill Holt

•	Carolinas and Georgia Banking Groups: Chris McComish
•	Structure for the remainder of the Community Bank is still being determined

Commercial Banking Executives, led by Carlos Evans

Northern Banking Group

•	Atlantic Banking Group: George Calfo
•	Carolinas Banking Group: Lee Keesler
•	PennDel and Mid-Atlantic Banking Groups: Jim Themides

Southern Banking Group

•	Florida Banking Group: Howard Halle
•	Georgia and Alabama Banking Groups: Robert Dewey
•	Texas Banking Group: Bill Wilson (Bill also serves as regional president for Central Texas)

Additional Information

The proposed merger between Wachovia and SouthTrust will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Wachovia has filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com or at SouthTrust.com.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about Wachovia’s directors and executive officers is contained in Wachovia’s proxy materials filed with the SEC on March 15, 2004, and information about SouthTrust’s directors and executive officers is contained in SouthTrust’s proxy materials filed with the SEC on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the definitive joint proxy statement/prospectus regarding the merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following was made available to SouthTrust and Wachovia employees

Wachovia Business Unit Overview

As you know, we have recently completed thorough business unit reviews as part of the merger integration planning process. The decision has been made that after the merger is consummated, SouthTrust will migrate to Wachovia’s organizational structure.

To help you understand the Wachovia business units and how they work, below are high-level strategy and structure overviews for all the major divisions at Wachovia as they are today.

Keep in mind that in some cases, the Merger Project Office is still working with businesses to make decisions about the final organizational structure and staffing needs following completion of the proposed merger. In addition, all areas are working on finalizing selection processes. Look for a broad, high-level timeline of selection processes in the coming weeks. Because these timeframes will vary based on the needs of individual business units and departments, business unit leaders will communicate all of the specific details about how the process will work for your business unit at the appropriate time.

Wachovia’s General Bank Group

The General Banking Group (GBG) is headed by Ben Jenkins.

Upon merger consummation, the General Bank will be divided into a Northern Banking Group and a Southern Banking Group. The Northern Banking Group, based in Charlotte, will include the Carolinas (North Carolina and South Carolina), Mid-Atlantic (Maryland, Virginia and Washington, D.C.), Atlantic (Connecticut, New Jersey and New York) and PennDel (Pennsylvania and Delaware) Banking Groups. Reggie Davis, currently CEO of the Atlantic region, will lead it. The Southern Banking Group, based in Atlanta, will include the Alabama, Mississippi, Northwest Florida and Tennessee Banking Group, the Florida Banking Group, the Georgia Banking Group and the Texas Banking Group. Tom Coley, who is currently SouthTrust vice chairman, will lead it.

The current organization includes 2,500 financial centers from Connecticut to Florida on the East Coast with expansion efforts underway in Texas. Upon merger consummation, it will also include new banking markets in Alabama, Mississippi and Tennessee. The General Bank is headquartered in Charlotte and currently employs roughly 38,000 people. Last year, it accounted for 48 percent of the company’s revenue.

The General Bank includes the following core businesses:

•	Retail banking
•	Commercial banking
•	Business banking
•	Community banking
•	Dealer Financial Services
•	Real Estate Financial Services
•	Retail Credit Products and Businesses (includes Wachovia Mortgage Corp.)
•	General Bank Products and Finance
•	Wachovia Direct contact centers (one of which will be in Birmingham after the proposed merger closes.)
•	Service Excellence
•	Distribution

The division currently serves nearly 10 million customers nationwide.

Wachovia’s General Bank employs a matrix organization structure with business segment responsibility for strategy development and regional/line responsibility for geographic leadership and execution.

•	The region-based leaders are responsible for service and sales execution across all lines of business throughout the geographic markets. These leaders are focused on taking care of customers, growing the business, leading the sales process and managing employee talent. More specifically, the Regional President, who reports to the State CEO, drives overall performance for the region.
•	The business unit/segment leaders provide a centralized, consistent approach to business planning, develop and drive strategies, and set goals and budgets across the entire geography. These leaders also support the line leaders in meeting their aggressive business goals, and ensuring consistent execution.
•	Various staff units support these two groups through a dotted line reporting structure to the General Bank.

Wachovia General Bank Line of Business Models and Key Differences

Given the broad scope of the General Bank and for the purposes of today’s communication, the following are highlights of some of its business segment models, which may in some cases represent key differences from current SouthTrust business models.

Retail Banking

The Retail Bank organization, led by Cece Sutton, provides strategic oversight of retail and small business sales and service, customer strategies and retail operations for the banking regions. The Retail Bank serves nearly nine million customers and contributes more than 35 percent of the company’s annual earnings.

Highlights of the Business Model:

•	Focused and consistent strategies – retaining customers, deepening customer relationships and acquiring new customers – help to drive strong balance sheet and revenue growth.

•	Separation of sales and service enables salespeople more time to sell and service bankers more time to spend resolving customer issues or answering questions.
•	Customer segmentation is used to develop strategies and tactics to reach target segments, which helps increase customer acquisition and leads to greater revenue growth. Key segments include Affluent, Upper Mass/Lower Affluent, Small Business and Hispanic.
•	Dedicated support for sales management and in-depth reporting of sales activities and results help drive consistency of execution and performance across the geography.
•	Compensation is a mixture of fixed and variable pay and based on sales productivity, service measurement and growth of book of business. Pay for performance serves as positive motivator for greater sales productivity.

Business Banking

Business Banking, led by David Pope, offers a full range of financial services for businesses with $3 million-$15 million in annual revenues, including competitive checking and treasury services products. A broad product array is offered including conventional and SBA loans, leasing, lines of credit, 401(k) services, insurance services, online banking, as well as services to meet the personal financial needs of the business owner and employees. Business Banking also includes Small Business Capital and Business Leasing.

Highlights of the Business Model:

•	Focused client strategies such as retention, cross-sell and acquisition drive greater deposit, loan and treasury services production, which leads to revenue growth.
•	Business Banking Relationship Managers carry 150-175 client relationships, but are supported by a “deal team” of partners, which helps to leverage the sales skills of the RM and partner expertise in credit, treasury services, retail banking and investments. Relationship Specialists support RMs by working daily with customers on service needs.
•	Production goals are aligned with strategies and tracked through measurement and reporting processes.
•	Compensation is production based with qualitative and quantitative measures considered. Qualitative measures are tied to key focus areas such as service quality, sales practice execution and other key company initiatives such as the Wachovia Client Partnership

Community Banking

The Community Banking segment, led by Bill Holt, focuses on mid-size markets by establishing local leaders who are empowered to holistically support and leverage local opportunities. A “generalist” banker model helps to serve the market across all traditional customer segments. The Market President, who reports geographically to the regional leaders, is responsible for financial performance of the local market (both wholesale and retail) and Community Banker sales production.

Highlights of the Business Model:

•	Community Bankers have aggressive production goals focused on the market opportunities.

•	Upon completion of a recent pilot, credit underwriting will be done locally in order to expedite the loan process for customers.
•	Compensation is tied to growth of the entire market, production and asset quality as well as qualitative components.

Commercial Banking

Commercial Banking, led by Carlos Evans, provides business customers with $15 million-$250 million in annual revenues a full-range of banking services, including treasury management, corporate and investment banking, international banking, traditional bank credit, insurance services, trust services and 401(k) solutions. This segment utilizes a generalist approach with the exception of two specialized businesses: Government Banking (serving state and local governments, institutions of higher learning and charitable organizations) and Not-for-profit Healthcare Banking (serving major healthcare organizations). These businesses report directly to the segment head.

Highlights of the Business Model:

•	Loan origination/selling is accomplished through Relationship Managers who work a defined geographic market and manage approximately 60 client relationships.
•	Underwriting is done collaboratively and is led by credit partners. Decisions are made locally up to a certain size and then are forwarded centrally for further approval.
•	Local servicing is handled by the RM, Relationship Specialist, Credit Officer and additional support personnel, which allows the RM to focus on new business development.
•	Focus is on building collaborative relationships with internal partners such as Corporate Investment Bank, Brokerage, Retirement Services and Wealth Management to leverage their expertise and deliver a broad array of services to client.
•	Compensation is based on strong quantitative components, as well as a subjective qualitative element, which can enhance pay-for-performance. It also is tied to the success of the segment and portfolio growth.

Dealer Financial Services

Dealer Financial Services, led by David Stevens, is a 60-year-old business that offers automobile dealers a full-range of financial services through one point of contact including treasury management, indirect retail financing, 401(k), money management, commercial real estate financing, floor planning, credit and deposit services, personal wealth and investment management. The DFS Specialized Lending Group also provides financing solutions for RV and marine purchases and refinances.

Highlights of the Business Model:

•	Sales force is managed by a DFS Sales Executive, but with a strong dotted line to the regional geographic leadership. The Sales Executive has six State Directors responsible for managing, directing and coaching 45 Relationship Managers and 23 Relationship Specialists throughout the geography.
•	RMs are supported by Relationship Specialists and by the Dealer Credit Manager working with their group. RMs leverage partnerships with Treasury Services, Corporate and Investment Bank, Business Leasing, Wealth Management and

Retirement Services, which helps to deepen relationships and better meet all customer needs.

•	The Retail/Indirect Auto program is a major driver in ability to penetrate all other areas of the dealer relationship.
•	Heavy Truck business expands expertise, increases customer acquisition and helps drive additional revenue.

Real Estate Financial Services

Real Estate Financial Services, which will be led by Glenn Eubanks following the completion of the proposed merger, serves real estate clients across the company’s geographic footprint and through additional offices in Illinois, Massachusetts, Colorado, Arizona and Southern California. It offers a broad array of financial solutions for clients such as construction and permanent financing, capital markets and investment banking products and services, treasury services, wealth management and brokerage. Real Estate Financial Services clients include both private and public commercial developers and residential homebuilders that specialize in the following property types: industrial, office, retail, homebuilding, land development, multi-family and condominiums.

Highlights of the Business Model:

•	Focus on deepening customers relationships by cross-selling expanded product line and acquiring new customers through more robust sales effort. Leverage opportunity to increase deposit and capital markets penetration throughout client base.
•	National expansion into select markets builds geographic collateral diversification, client diversification and perpetuates brand.
•	Segregation of client management and credit underwriting allows for more focus on sales activities.
•	Evolution of the Risk Management underwriting/portfolio management model to enhance customer responsiveness and employee job satisfaction.
•	Development and implementation of strategic mezzanine debt and private equity investment capabilities to selectively complement client management goals.
•	Creation of a “Specialty Real Estate” position that would include oversight of the funds and healthcare client segments.

Wachovia Mortgage Corporation

Wachovia Mortgage Corporation, a nationwide mortgage lender led by CD Davies, offers a full array of first mortgage and home equity products for purchase, construction, and refinance loans through multiple origination channels. WMC focuses its Traditional Retail lending efforts in the Eastern United States to match the GBG Retail footprint. Its Wholesale, Correspondent and Direct Lending channels serve customers on a nationwide basis. WMC currently operates in 49 states.

Highlights of the Business Model:

•	Primary target market is Middle Income/Mass Market customers with growing strengths in the Wealth and Affluent income segments and Low-to-Moderate income segments. WMC is focused on making progress in the Hispanic mortgage market.

•	WMC Retail Sales Leaders include non-producing Regional Sales Managers, who focus on sales recruitment, development of their mortgage consultants, market share growth and partnering with their servicenter.
•	Focused effort on market share initiatives such as the Retail Cross-Sell/Mortgage Referral program, which is two closed mortgage units per financial center per month by the end of this year based on referrals to the mortgage company. On the cross-sell side, Mortgage has a goal of cross-selling a retail product to 50 percent of new mortgage households.
•	Additional market growth initiatives are underway including expanding our sales force, Texas expansion, Preferred Programs for Builders, Realtors and Brokers, and Employee Loan penetration.

Wachovia’s Capital Management Group

The Capital Management Group (CMG) is headed by Don McMullen.

It offers a balanced mix of investment products and services through one of the nation’s largest asset management and retail brokerage firms.

CMG is headquartered in Charlotte with offices across the nation, including brokerage offices in 49 states. It employs roughly 20,000. Last year, it accounted for 21 percent of the company’s revenue.

CMG includes four core businesses:

•	Retail Brokerage
•	Insurance
•	Asset Management
•	Corporate and Institutional Trust

The division employs the approach of serving individual and institutional clients with multiple products and services through multiple distribution channels — within CMG, the larger Wachovia organization, and third parties.

Wachovia Securities, the nation’s third-largest full service brokerage firm, provides financial advisory, brokerage, asset management and other financial services to individuals, institutions and corporations through more than 11,000 financial specialists, which include 8,000 Series 7 financial advisors and 2,700 Series 6 licensed financial specialists. Based in Richmond, Va., the retail brokerage organization record keeps more than $610 billion in client assets and provides services through three distinct channels – the stand-alone brokerage group, the in-bank group, and the independent brokerage group – serving clients through more than 700 brokerage offices nationwide and through 2,500 Wachovia Bank financial centers. Wachovia Securities also operates one of the nation’s largest correspondent clearing firms, First Clearing, which provides back-office and clearing services to more than 300 clients nationwide.

Evergreen Investments, Wachovia’s asset manager, offers more than 4 million individual and institutional clients a broad range of equity, fixed-income, and money market investment products, including separately managed accounts and advisor-sold mutual funds. Evergreen’s $245 billion in assets under management include approximately 42 percent in mutual funds and 58 percent in institutional and high net worth and individual separate account management. The team has formed a strong partnership with Wachovia’s Wealth Management group, providing its clients with broad range asset management services. Evergreen’s mutual fund group provides funds to a wide-range of financial advisors and sells more than 75 percent of its funds to firms not affiliated with Wachovia. Evergreen has more than 1,300 team members in Boston, Charlotte, and several other cities along the East Coast.

Wachovia Insurance is one of the nation’s largest and most comprehensive bank insurance programs, offering a broad range of insurance products and services to clients throughout the United States and abroad. The Charlotte-based group is one of the largest in-bank annuity providers and the national retail life program delivers life, health, and estate planning and wealth accumulation programs through bank and brokerage offices. Wachovia Insurance’s direct distribution, including Internet distribution of insurance products, and its credit insurance program, round out the retail program. Additionally, Wachovia Insurance has a commercial insurance program, which provides specialty insurance solutions for businesses and a reinsurance program that reinsures a select group of large domestic and international insurance carriers and reinsurance companies.

Corporate and Institutional Trust offers plan sponsors and institutional clients a broad range of services, from 401(k) defined contribution and defined benefits retirement services, to stock plan administration, to custodial services and investment management, to securities lending, to conventional and structured finance trust solutions, to equity services, and to information management and claims processing to institutional clients worldwide. Based in Charlotte, Wachovia Corporate and Institutional Trust has $739 billion in client assets under administration, including $65 billion in retirement plan assets under care, and operates from 40 locations in 18 states plus the District of Columbia.

Strategic Retirement Initiative is a holistic approach to retirement services that crosses product groups, business segments and delivery channels. The Strategic Retirement Initiative unifies Wachovia’s retirement strategy across the General Bank, Capital Management, Wealth Management and Corporate and Investment Banking lines of business, positioning the company to best serve customers’ long-term needs.

Wachovia’s Corporate and Investment Bank

The Corporate and Investment Bank (CIB) is headed by Steve Cummings.

The division serves both domestic and global corporate and institutional clients with a full range of capital markets products. Key products and services include loan syndications; investment grade debt; high yield debt; convertibles and equity securities underwriting, trading and research; mergers and acquisitions; fixed income and equity derivatives; commercial mortgage backed securitizations; collateralized debt obligations and other asset securitizations; private placements, currency risk management, cash management and international correspondent banking.

CIB is headquartered in Charlotte with 10 offices across the nation and 32 international locations throughout the globe. The division employs roughly 4,000. In 2003, the division produced 27 percent of the company’s net income.

CIB includes several core businesses:

•	Investment Banking
•	Fixed Income
•	Treasury Services
•	Credit Capital Markets
•	Equity Linked Products
•	Equity Capital Markets
•	Capital Finance
•	International
•	Principal Investing

CIB is focused on continuing its aggressive rate of growth and becoming more meaningful to clients. The division’s goal is to continue to increase the number of clients that choose Wachovia as their lead corporate and investment bank, thereby increasing the number of products and services provided to clients.

In the case of corporate clients, CIB’s origination bankers focus on companies with revenues in excess of $250 million and serve companies in 10 key industry sectors: consumer and retail; defense and aerospace; energy and power; financial institutions; healthcare; industrial growth; information technology and business services; media and communications; real estate; and technology. It is the role of the origination bankers who cover these sectors to manage client relationships and partner with the CIB “product bankers,” each of whom has the ability to execute a particular capital markets product for a corporate customer. CIB also serves an institutional client base comprised of money managers, hedge funds, insurance companies, pension funds, banks and broker dealers. This client group buys many of the bonds, equities and structured products that CIB distributes through our trading desks.

In addition to serving corporate clients seeking capital markets transactions, CIB is also home to Capital Finance, a business that focuses on providing asset based lending services to clients. Treasury Services, one of Wachovia’s largest revenue generating units, is also a CIB business, as is the International Division, a group that provides correspondent banking to financial services firms and trade finance services customers all over the globe.

Wachovia Wealth Management

Wealth Management is headed by Stan Kelly.

Wealth Management is headquartered in Winston-Salem. Clients are served by more than 50 teams located primarily on the East Coast, as well as selected national and international markets, led by seven regional Wealth Management Directors. It employs roughly 4,000 people. Last year, it accounted for 4 percent of the company’s revenue.

Wachovia Wealth Management serves clients through a team-based model, coordinated by a dedicated relationship manager. The group is distinguished from competitors by its full line-up of specialists based in each local market. Wealth Management’s goal is to bring a minimum of $1 million in balances from each client to Wachovia. Potential clients typically have $2 million or more in investable assets. Wealth Management is a leading private bank, with $10.5 billion in loans and $12.0 billion in deposits.

The group includes several core businesses which are delivered in an integrated manner based on each client’s needs:

•	Private Banking
•	Debt Solutions
•	Investment Management
•	Financial and Tax Planning
•	Trust and Estate Planning and Administration
•	Charitable Services
•	Insurance Solutions

Wachovia Trust, led by Bob Kniejski, is one of the oldest and largest personal trust providers in the U.S. It employs more than 1,550 individuals and has nearly $110 billion in assets under administration. Wachovia Trust is a leader in charitable services, a Top 3 Private Foundation Administrator among financial institutions and a leading estate settlement administrator. The group delivers a full range of trust services, including international and Delaware Trust, and specialized services such as custody, real estate and tax services. It was one of the first to begin delivering trust products through a brokerage platform and has a growing broker-trust business with Wachovia Securities and other brokerage firms.

Wachovia Insurance Services, led by Stewart McDowell, is the eleventh largest insurance broker in the United States. Wachovia Insurance Services provides comprehensive insurance solutions to businesses and individuals through 14 offices from New York to Florida. Clients look to Wachovia Insurance Services to assist them with managing business risk through the design and placement of property and casualty insurance, and to create employee benefit packages uniquely designed to retain employees and control costs. Wachovia Insurance Services also provides personal insurance solutions for high net worth individuals.

Calibre, led by Dan Prickett, is Wealth Management’s ultra high net worth boutique, which generally serves families with $25 million or more in assets. Calibre is a national practice dedicated to serving the unique financial needs of families of multi-generational wealth. The group offers expertise in asset strategy and investment management, financial and tax planning, fiduciary and estate administration, banking and credit services, charitable services, and investment custodial services. They work exclusively with families whose financial status requires the use of sophisticated planning techniques, advanced investment strategies and flexible financial information systems. Through a strategic partnership with Callan Associates, Calibre offers an institutional-quality, independent investment consulting and management platform that provides clients with access to the “best of class” investment managers in the industry. Calibre also goes beyond traditional private banking to explore the human, financial and social dimensions of significant wealth, preparing each generation to be effective stewards of the family legacy.

Wachovia’s Risk Management

Risk Management is headed by Don Truslow, chief risk officer.

Risk Management division defines and oversees Wachovia’s capacity and appetite for credit, operational, compliance and market risk. Its primary functions are accomplished through line-of-business risk groups (General Bank, Corporate and Investment Bank, and Capital Management Group/Wealth Management Group) and enterprise risk functions (Credit Risk Management, Market Risk Management, Treasury Services Risk Management, Compliance Risk Management and Operational Risk Management). While the Wachovia strategy and business model apply, Wachovia and SouthTrust have similar risk management philosophies.

The General Bank Risk Management team, following completion of the proposed merger, will include wholesale credit risk management, consumer risk management and real estate financial services (REFS) risk management. Following completion of the proposed merger, and as the Wachovia business model is deployed, integrated risk teams will be formed throughout the existing Wachovia footprint and in the Texas and Alabama markets. REFS also will establish appropriate support for additional national expansion (i.e. Phoenix and Denver) and specialty lending areas (i.e. mezzanine debt and/or healthcare).

In REFS Risk Management, the recommended credit model is one currently in pilot at three Wachovia sites. This model merges two risk management roles into a single Credit Manager role responsible for underwriting and servicing, which will enhance customer responsiveness and employee job satisfaction.

The General Bank wholesale credit risk management group supports four primary segments: commercial, business banking, community banking and retail small business. Within Wachovia’s wholesale model, the Relationship Manager has responsibility for developing client relationships and coordinating the sale of all of the bank’s products and services. Credit underwriting, approval, servicing and portfolio management are functions performed by risk management.

The wholesale risk model utilizes both a centralized underwriting approval and servicing group as well as decentralized state-based credit risk teams. Large commercial loans are serviced by risk management teams in the markets. Small commercial loans are generally underwritten and serviced centrally in the Business Credit Solutions unit, which is also a part of the Risk Management division. Small commercial real estate loans are underwritten centrally in the Commercial Real Estate Services group. While the Wachovia processes will generally be the default methodologies for the merged company, some changes to the existing processes are currently under evaluation to more smoothly accommodate the SouthTrust business activities.

The company will use Wachovia’s credit capital process (M-KMV Portfolio Manager) and credit risk grading methodology as the default models.

Wachovia’s Operations, Technology and eCommerce Group

Wachovia’s Operations, Technology and eCommerce (OTE) division is led by Jean Davis. It employs roughly 18,000 people in 100 sites.

OTE is responsible for managing the infrastructure, applications, eCommerce and operational services for Wachovia.

The core areas include:

•	Wholesale Operations
•	Enterprise Support Services
•	Operating Services
•	eCommerce
•	Information Technology

The group’s services are crucial to Wachovia’s ability to offer a comprehensive suite of products and services and deliver a superior online experience.

Wholesale Operations furnishes transaction processing, clearing, payments, collection, documentation, regulatory and tax reporting, along with customer support for a wide range of products and services on a global basis. It also monitors and reports financial and operational risk. Wholesale Operations serves the following institutional clients: financial service providers, corporations, governments, and accredited investors – including charitable organizations and trust funds; sophisticated investors managing large portfolios, whose transactions tend to have a high dollar value and complexity. Wholesale Operations also processes investment transactions on behalf of Wachovia Corporation. The unit houses nearly 2,000 people in 16 sites around the world. In addition to various locations within the United States, there are operations in Hong Kong, Tokyo, Seoul, Taipei and London.

The Wholesale Operations staff supports four broad business categories: Corporate and Investment Banking, Treasury Management, Commercial lending, and International. In addition, there are two groups that coordinate overall Wholesale Operations support functions:

Operations Products and Solutions offers change management oversight, project management and technical expertise on system and software upgrades and replacements.

Shared Services provides reconcilement, control and operational risk monitoring, static data integrity and customer service.

Enterprise Support Services provides corporate-wide services through a variety of diverse business units. Its services are designed to provide objective, integrated application support and other employee and enterprise services ranging from physical protection to providing consulting services and project management for corporate initiatives. Services most visible to Wachovia employees include the Incident Management Center, employee and financial center technical and non-technical help desks and non-credit loss management through fraud prevention and detection. ESS employs roughly 1,400 people in 9 sites.

Specific ESS business units include: Application Support group, Enterprise Business Solutions, Internal Support Team, Loss Management, Security Services, Risk and Merger Transition and Employee Engagement programs.

Operating Services is a customer-focused utility providing transaction processing services that support Wachovia’s many business units. The group is dedicated to world-class quality, employing a highly motivated, trained and diverse workforce and committed to offering lines of businesses the best product and value.

As the Corporate provider of end-to-end monetary processing as well as the provider of key infrastructure services, Operations manages the systems and processes used to receive, process, and deliver monetary transactions. Additionally, the group provides support systems and services to monitor, act upon issues, and resolve customer inquires. The group is also responsible for delivering critical infrastructure services: print, distribution, image retention, float management, financial compliance and controls for Wachovia.

eCommerce provides comprehensive management and coordination of both the Internet and Intranet platforms. There are seven focus areas within eCommerce, which include online platform management, online service excellence, business segment development, implementation and transition management, interactive marketing, interactive design and intranet.

With more than 100 different applications, Wachovia delivers a comprehensive suite of online products and services for retail and small business customers as well as Wealth Management, Commercial, Corporate and Institutional banking clients and employees. In addition to retail banking and bill pay functions, Wachovia also offers an account aggregation service, account and balance alerts. For commercial clients, Wachovia also offers a full range of services including eBrokerage and online trading and online cash management. Currently, Wachovia serves more than 4.6 million customers though the online channel with over 7 million online product and service enrollments. Wachovia is a leader in online service excellence and customer satisfaction.

Information Technology provides technology leadership and service delivery to support the lines of business throughout Wachovia. The CTO organization, also referred to as Technology Services, has more than 2,300 employees and plays a vital role in implementing and maintaining the strategic direction of Wachovia’s technology infrastructure, while embracing continuous improvement and utilizing leading edge technology in support of our business partners.

The Corporate CIO organization, has more than 2,700 staff geographically located throughout the southeast and west coast and are divided into five business-aligned technology groups. These groups support the technology needs for CMG/Wealth, Commercial Banking, Corporate Investment Banking, Shared Services, and Retail & Channel Technology. With more than 1,800 different applications supported, the CIO organization provides the foundation for more than 90 million ATM transactions, over 30 million e-mails and nearly 1 million domestic wire transfers in any given month.

Wachovia’s Finance Division

Finance is headed by Bob Kelly, chief financial officer.

It is responsible for overseeing all financial operations and activities for the company, ensuring clear and effective reporting for management while maximizing opportunities for expense savings.

The group’s core functions include:

•	Treasury and Planning
•	Corporate Accounting and Reporting
•	Corporate Tax
•	Investor Relations
•	Corporate Financial Services
•	Corporate Real Estate

Finance is responsible for management of $400+ billion balance sheet, capital structure/ratios and rating agency relationships. In addition, all internal and external reporting processes, tax compliance and accounting functions are the responsibility of the core finance group.

In addition, each line of business has a Chief Financial Officer that works directly with the lines of business, including Capital Management Group, Corporate and Investment Bank, General Bank, Human Resources, Operations, Technology and eCommerce, Wealth Management, Shared Services and Risk Management.

Investor Relations manages communications with analysts, investors and shareholders. Corporate Financial Services is responsible for organization-wide supply chain activities and corporate travel. Corporate Real Estate provides Wachovia a competitive advantage by buying, selling, building and maintaining cost-efficient facilities.

Wachovia’s Audit Division reports directly to the Audit Committee of the Board of Directors. Administratively, the chief auditor reports to Ken Thompson, Chairman, President and CEO of Wachovia, and maintains a strong working relationship with Finance. Audit is responsible for evaluating risk management processes and performing fraud investigations, along with reporting to the board and executive management. The group provides objective assurance to senior management and the Audit Committee that internal controls are well designed and operating effectively within the company.

Wachovia’s Corporate Support Services

Corporate Support Services is headed by David Carroll.

It includes customer analytics, marketing and customer data management.

Units include:

•	Customer Analytics, Research and Targeting (CART)
•	Corporate Data Management and Governance (CDMG)
•	HomEq Servicing Corporation (a subprime alt-a and special mortgage servicer)
•	Corporate Marketing

CART partners with the lines of business, company-wide, to develop and execute customer management strategies and programs in support of superior revenue generation. CART offers analytical and marketing research support to develop strategies to acquire, enhance, deepen and retain customer relationships. In addition, CART works to formulate and execute customer-centric, targeted marketing programs in support of these customer relationship management strategies, across all channels. These activities encompass Wachovia’s client base, including Consumer, Wholesale, Wealth and eCommerce. CART is made up of groups aligned to each lines of business. The managers of each group report to a director of the division.

CDMG leads Wachovia in leveraging information across lines of business. The mission is to provide the information foundation to grow and retain customer profitability and provide the information necessary for Wachovia to demonstrate uncommon wisdom in client relationships by providing product, organization, client, client group and channel information; optimizing quality, availability, timeliness, efficiency and consistency in content and flow of this information; adhering to the corporate values while increasing shareholder and client value. CDMG is made up of directors that lead Operational Systems, Enterprise Design and Governance, Relationship Management, Project Implementation and Analytical Systems. These directors report to a managing director for the division. The division is further supported by a dedicated IT team.

HomEq Servicing Corporation, a subsidiary of Wachovia, is headquartered in Sacramento, Calif., and maintains multiple servicing sites across the country and services over 250,000 loans. Strategic direction and overall management of HomEq is led by a two member operating committee and a management committee.

Corporate Marketing provides comprehensive processes for brand architecture, media, advertising, direct mail, merchandising, collateral, events, sponsorships and creative services. The current structure consists of the following groups:

Line of Business Marketing Relationship Directors, accountable for establishing Corporate Marketing as an integral partner in the development of the line-of-business (General Bank Group, Wealth, Corporate & Investment Banking, Capital Management Group and Brand/Cross Enterprise) strategic and business plans.

Marketing Services, accountable for developing, implementing and leading enterprise wide teams to provide world-class meeting and events services and creative services while maximizing effectiveness and return on investment, ensuring graphic standards and brand integrity.

Customer Communications, accountable for developing, implementing and leading all types of customer communication efforts for the organization, ensuring all graphic and copy standards are met and the brand integrity is protected in all interactions with our clients. The core functions of this group are direct mail, merchandising, customer communications and merger communications.

Sponsorships & Alliances, accountable for negotiating and managing fully integrated, world-class marketing partnerships in major markets that build awareness and enhance the equity of the Wachovia brand, leading to increased consideration and affinity among core segments.

Media & Agency Management, accountable for developing and executing effective and efficient investment strategies for all regional and national media, primarily targeting mass retail and affluent and emerging affluent segments. This group helps to ensure the delivery of brand objectives established in each line of business communication plan. In addition, this group manages the day-to-day activities of Wachovia’s lead advertising agency, Mullen.

Wachovia’s Human Resources Division

Human Resources (HR) is headed by Paul George.

The division is made up of two distinct service areas:

•	HR Business Partners who are aligned by line of business and are accountable for managing the HR-related needs for that business (consulting, business unit training, design and delivery)

•	Centers of Expertise (Recruiting, Compensation/Benefits, Payroll, Workforce Policies, Employee Relations, Compliance, Organizational Consulting, Diversity, Leadership Development and company-wide training design).

Wachovia HR utilizes self-service (online technology), call centers, line of business HR consultants and specialists to provide programs and services such as benefits, policies, employee-related data, management tools and workforce consultative services. The result is an environment in which employees can manage their careers and lives and where managers have the information and tools to lead their organizations.

Wachovia’s Legal Division

Wachovia’s Legal Division is headed by Mark Treanor.

The group provides all legal support necessary for revenue generation, risk mitigation and loss prevention at the company. The Legal Division’s organizational structure aligns with the structure of Wachovia’s primary business and staff units. The group identifies and works to eliminate or mitigate legal, regulatory, reputation and business risks and manages all litigation against the company.

The Division is composed of Practice Groups, which include Capital Management, Corporate and Investment Banking, Corporate and Securities, Corporate Services, Credit Risk, General Bank, Wealth and Litigation. These groups are led by Deputy General Counsels and individual team leaders who serve as chief legal counsel to the business or staff units they support. Responsibilities include providing ongoing legal counsel as well as managing the legal matters and expenses of the supported group. The lawyers in each Practice Group are experts in the substantive laws and regulations that affect the business units they support, and upon request provide business counsel as well. In addition, the Legal Division is responsible for selecting, managing and coordinating outside counsel to ensure that the appropriate type and level of expertise, experience, staffing and cost is considered.

The Legal Division also includes the Office of Public Policy. This group includes a Federal Government Relations Manager, a State Government Relations Manager, an Issues Management function, as well as a team that coordinates Wachovia’s Political Action Committees and grassroots program. Overall, the Legal Division helps Wachovia achieve business and financial goals in a manner that is consistent with the company’s vision and values.

Wachovia’s Corporate and Community Affairs Division

Corporate and Community Affairs (CCA) is headed by Shannon McFayden.

It is responsible for the company’s reputation in the community and employs about 200 people.

The group’s core areas include:

•	Community Affairs
•	Community Development
•	Corporate Communications

Community Affairs manages the company’s philanthropic programs, including the Wachovia Foundation, employee volunteerism and fund-raising and national community partnerships. Programs, policies and partnerships are developed and administered centrally. Regional community affairs managers and market leaders deliver these programs to ensure responsiveness to local market needs and maximization of employee involvement.

Community Development manages the company’s compliance with the requirements of the federal Community Reinvestment Act and fair lending regulations through a broad range of programs that target low- and moderate-income individuals and neighborhoods. These programs increase home ownership, spur community and economic development, and increase financial literacy. Programs, policies and partnerships are developed and administered centrally. Regional community development managers, community development officers and market leaders deliver these programs to ensure responsiveness to local market needs. The Community Development Finance team, a revenue-generating unit with relationship managers based in local markets, makes loans and investments that increase the supply of affordable housing, promote economic development and encourage community revitalization.

Corporate Communications protects, promotes and enhances the company’s reputation through strategic communications, counsel and initiatives. The department is divided into teams of relationship managers who support business units. These relationship managers are full-service communications consultants for their clients: providing guidance on strategic direction, developing and implementing communications plans and preparing communications for internal and external audiences. In addition, the department includes a team dedicated to managing the company’s internal communications channels and coordinating research. Within that group, a team manages Inside Wachovia Video Network (V-Net), the company’s satellite television network for employees.

Additional Information

The proposed transaction will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 16, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.SouthTrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187. Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.